

January 30, 2012

Via E-Mail
Mr. Robert J. Palmisano
Chief Executive Officer
Wright Medical Group, Inc.
567 Airline Road
Arlington, TN   38002

> **Re:** **Wright Medical Group, Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed February 11, 2011**
> **File No. 0-32883**

Dear Mr. Palmisano:

We have reviewed your response dated January 17, 2012 and have the following additional comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Note 17 – Segment Data, page 82

1.   We note your response to prior comment 4. We further note the reference to your Board of Director's recent appointment of a new CEO in September 2011. You state that the new CEO has announced his intention to report your results separately based on two divisions focused on the two primary market segments in which you compete. Please address the following:

  * If available, provide us with an estimate of the timing of the change in your reporting structure.

- In light of the stated intention to change the reporting structure, tell us how, if at all, the reporting package currently being provided to your chief operating decision maker differs from that addressed in your response to our prior comment.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding this comment. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief